UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For September 3, 2005– October 31, 2005

CARDIOME PHARMA CORP. (formerly NORTRAN PHARMACEUTICALS INC.)
(Translation of Registrant's name into English)

6190 Agronomy Road, 6th Floor
(Address of principal executive offices)

Vancouver, British Columbia, V6T 1Z3, CANADA

CIK # 0001036141 FILE NO. 0-29338

[Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or For 40-F]

Form 20-F   ☐                Form 40-F  ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange act of 1934.]

Yes  ☒                         No    ☐

     FORM 6-K
TABLE OF CONTENTS

For September 3, 2005– October 31, 2005

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)

File No. 0-29338, CIK # 0001036141

Exhibit 99-1	Press Release - September 29, 2005 (Cardiome and Astellas Announce Positive Results From Second Phase 3 Trial)

Exhibit 99-2	Material Change Report - Cardiome and Astellas Announce Positive Results From Second Phase 3 Trial

Exhibit 99-3	Press Release - October 4, 2005 (Cardiome Appoints Peter W. Roberts as Director)

Exhibit 99-4	Press Release - October 19, 2005 (Cardiome and Astellas Initiate Act 4 Study)

Exhibit 99-5	Material Change Report - Cardiome and Astellas Initiate Act 4 Study

Exhibit 99-6	Press Release - October 24, 2005 (Cardiome Acquires Artesian Therapeutics)

Exhibit 99-7	Material Change Report - Cardiome Acquires Artesian Therapeutics

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(REGISTRANT)

Date: November 2, 2005

/s/ Christina Yip
Christina Yip
Vice President, Finance and Administration